Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

For Further Information Contact:
Patrick J. McEnany	Melody Carey
Catalyst Pharmaceutical Partners	Rx Communications Group
Chief Executive Officer	Co-President
(305) 529-2522	(917) 322-2571
pmcenany@catalystpharma.com	mcarey@rxir.com

Dr. Richard B. Silverman Joins Catalyst Pharmaceutical Partners’

Scientific Advisory Board

Dr. Silverman is the Inventor of Pfizer’s $3 Billion Lyrica® and Catalyst’s CPP-115

CORAL GABLES, FL, November 15, 2010 — Catalyst Pharmaceutical Partners, Inc. (NasdaqCM: CPRX) today announced that Richard B. Silverman, Ph.D. has joined its Scientific Advisory Board. Highly accomplished in medicinal chemistry and rational drug design, Dr. Silverman is the inventor of Pfizer’s $3 billion pain medication, Lyrica®. He is also the inventor of CPP-115, a GABA aminotransferase inhibitor, which recently demonstrated positive safety and efficacy results in a number of non-clinical studies that Catalyst reported on November 1, 2010.

Patrick J. McEnany, Catalyst’s Chief Executive Officer, stated, “Dr. Silverman brings a wealth of knowledge in the field of molecular design of pharmacotherapies. We believe that Dr. Silverman’s presence on our Scientific Advisory Board will help us advance the development of CPP-115 to treat substance abuse and other diseases of the central nervous system, including epilepsy and neuropathic pain.”

Steven R. Miller, Ph.D., Catalyst’s Chief Scientific Officer, stated, “Dr. Silverman is a renowned expert in the field of rational drug design, on the biochemistry of GABA aminotransferase, and on CPP-115. His insights into the mechanism of action of CPP-115 will be very helpful in the design of future non-clinical and clinical studies, and I expect his interpretation of results from those studies to be equally useful to Catalyst. Dr. Silverman will be a valuable addition to our scientific team, particularly with regard to the continuing development of CPP-115.”

Dr. Silverman is the John Evans Professor of Chemistry at Northwestern University and holds 42 patents. He is the recipient of numerous awards, most recently the 2009 Perkin Medal and the 2011 E.B. Hershberg Award for Important Discoveries in

Medicinally Active Substances from the American Chemical Society. In addition, Dr. Silverman has published over 285 peer reviewed articles and has written four books over his 34 year career in academia. Complete details of Dr. Silverman’s achievements can be found at http://chemgroups.northwestern.edu/silverman/.

“I am delighted that CPP-115 has shown such outstanding biological and pharmacological properties and am excited that Catalyst Pharmaceutical Partners is shepherding it through the maze of scientific tests toward FDA approval for addiction and epilepsy,” said Dr. Silverman. “The Northwestern University-Catalyst Pharmaceutical Partners partnership has been a highly rewarding collaboration.”

About Catalyst Pharmaceutical Partners

Catalyst Pharmaceutical Partners, Inc. is a development-stage biopharmaceutical company focused on the development and commercialization of prescription drugs targeting addiction and diseases of the central nervous system, such as epilepsy and neuropathic pain. Catalyst has two GABA aminotransferase inhibitors in development, CPP-109 (vigabatrin) and CPP-115. Catalyst believes that it controls all current intellectual property for drugs that have a mechanism of action related to GABA aminotransferase inhibition. For more information about Catalyst, go to www.catalystpharma.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company’s actual results in future periods to differ materially from forecasted results. A number of factors, including those described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), could adversely affect the Company. Copies of the Company’s filings with the SEC are available from the SEC, may be found on the Company’s website or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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